UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

Commission File Number: 001-38690

ALEAFIA HEALTH INC.
(Registrant)

8810 Jane Street, 2nd Floor
Concord, Ontario L4K 2M9 Canada
(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [  ]      Form 40-F [X]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALEAFIA HEALTH INC.
(Registrant)

Date November 30, 2018	By	/s/ Benjamin Ferdinand
(Signature)
Benjamin Ferdinand
Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Material Change Report dated November 28, 2018
99.2	Master Joint Venture Agreement dated November 22, 2018 Aleafia Health Inc., Aleafia Brands Inc. and SPE Finance LLC in respect of Flying High Brand Inc.
99.3	Master Joint Venture Agreement dated November 22, 2018 Aleafia Health Inc., Aleafia Retail Inc. and SPE Finance LLC in respect of One Plant (Retail) Corp.
99.4	License Agreement dated November 22, 2018 between International Franchise Inc. and Flying High Brands Inc.
99.5	Unanimous Shareholder Agreement dated November 22, 2018 between Aleafia Retail Inc. and SPE Finance LLC in respect of One Plant (Retail) Corp.
99.6	Unanimous Shareholder Agreement dated November 22, 2018 between Aleafia Brands Inc. and SPE Finance LLC in respect of Flying High Brands Inc.